InterOil Corporation Level 1, 60-92 Cook Street P.O.Box 6567 Cairns, Qld 4870 Australia Phone: +61 7 4046 4605 Fax: +61 7 4031 4565 Email: collin.visaggio@interoil.com
October 21, 2009
Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
United States of America

Re:	InterOil Corporation Form 40-F for Fiscal Year Ended December 31, 2008 Filed March 27, 2009 Response to Letter Dated September 25, 2009 File No. 1-32179
Dear Ms. Parker,
We refer to your letter dated September 25, 2009 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) related to our Form 40-F for the fiscal year ended December 31, 2008. InterOil Corporation submits the following in response to the Comment Letter. In this letter, we have reproduced your comments in a bolded, italicised typeface, and have responded in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraph of the Comment Letter. We respectfully request that the Staff provide its further comments at its earliest convenience.
Form 40-F for Fiscal Year Ended December 31, 2008
General
1.	Please file a letter from your independent accountant consenting to the inclusion of their report dated March 27, 2009 in your Form 40-F as required by General Instruction D(9) of Form 40-F. The letter currently presented as Exhibit 99.4 to the Form 40-F consents to inclusion of this report in certain Form S-8s and Form S-10s that you have filed.
We will file a Form 40-F/A with a revised consent letter from the independent accountant, PricewaterhouseCoopers, worded as follows:
“We hereby consent to the use in this Annual Report on Form 40-F and the incorporation by reference in the Registration Statements on Form S-8 (No. 333-148673), Form S-8 (No. 333-124617), Form F-10/A (No. 333-120383), Form F-10/A (No. 333-124641), Form F-10/A (No. 333-148960), Form F-10/A (No 333-

152153), Form F-10/A (No. 333-152459), and Form F-10 (No. 333-157617) of InterOil Corporation of our report dated March 30, 2009 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in the Annual Report to Shareholders, which is Exhibit 2 to this Form 40-F.”
Material Changes in Internal Control Over Financial Reporting, page 4
2.	We note your disclosure that “[o]ther than these control enhancements, there have been no changes in internal control over financial reporting during fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.” Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the year that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.
The changes to the controls as part of the control enhancements disclosed and described in the Form
40-F consisted of:
•	additional training in relation to the tasks performed on reconciliations, foreign currency translation and account analysis; and

•	the imposition of additional detailed monitoring controls over receivables and collections in the Downstream business segment.
Management assessed these control enhancements and concluded that they did not amount to material changes to the internal control environment, they did not materially affect our internal control over financial reporting and they were not considered reasonably likely to materially affect our internal control over financial reporting. Albeit this was not material, the purpose of the disclosure of these control enhancements in the Form 40-F for the year ended December 31, 2008 was purely to describe the remediation of the control weaknesses identified and reported in the Form 40-F for the prior year ended December 31, 2007. Additionally, in future filings, if management comes to this same conclusion on its changes to our internal controls, we will state as follows:
“There have been no changes in internal control over financial reporting during fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”
If in future filings management concludes otherwise, we will clearly state that there have been changes in our internal controls that have or are reasonably likely to affect our internal control over financial reporting.
3.	On page 44 of your Annual Information Form, which has been filed as Exhibit 99.1 to the Form 40-F, you state that your Board of Directors adopted a number of remedial actions to address irregularities “due to the failure to maintain adequate internal and accounting controls.” Please tell us your reasons for not disclosing the actions you took to address these irregularities as material changes in internal control over financial reporting during 2008.
As noted in the Annual Information Form, the irregularities were mainly in respect of historical stock option grants under administrative control environments which have long been changed. The total value of the errors was small and was certainly not material relative to InterOil’s current operations. We also confirmed that no restatement of our financial statements was required.
Albeit this was not material, the purpose of these disclosures in the Form 40-F was purely to inform the investors of the review undertaken by the Ontario Securities Commission, and the remedial actions taken by the Company.

Prior to 2008, and before becoming aware of the existence of any irregularities, we made incremental changes to our administration of stock option grants, with the most notable change being made to the personnel responsible for such administration. We made no material changes during fiscal year 2008.
On this basis, we determined that appropriate disclosure should set out in the Annual Information Form indicating that remedial actions were adopted by the Board of Directors. However, as the actions we had taken to address the sources of these irregularities had occurred prior to fiscal year 2008 and prior to any knowledge as to the existence of any irregularities, we did not believe that it was appropriate to disclose the actions as material changes in internal control over financial reporting during 2008.
Exhibit 99.2
Financial Statements
Note 11 — Oil and gas properties, page 30
4.	We note you include certain inventory costs as a component of your capitalized oil and gas properties costs. Please explain to us the nature of these inventory costs, and tell us why they are appropriately classified under both Canadian and U.S. GAAP as non-current assets on your balance sheets.

The items classified within the ‘Oil and gas properties’ note as ‘inventory’ include drilling consumables, together with drilling equipment stocks and spares. These items have generally been ordered as and when they are specifically required for the particular well(s) being drilled (capitalized as oil and gas properties) and are generally used within a couple of months. As we have a perpetual inventory system, we capture the items within our inventory system, even if they are at the drill site, and capitalize them once they have actually been used in drilling.

As these are all drilling-related consumables and spares, InterOil considers that they have been appropriately classified under non-current assets ‘Oil and gas properties’.

However, we understand that the description or designation could be altered to provide more visibility on the nature of these items and propose to revise this classification to ‘Drilling consumables and spares’ in future filings.
Engineering Comments
Exhibit 99.1
Annual Information Form
InterOil Resources, page 21
5.	We note your disclosure, “An evaluation of the potential resources of gas and condensate for the Elk/Antelope field (see “Description Of Our Business”) has been completed by GLJ Petroleum Consultants Ltd., an independent qualified reserves evaluator, as of December 31, 2008. The estimates presented are in accordance with the definitions and guidelines in the COGE Handbook and NI 51-101. Additional data from the drilling of the Antelope 1 well has been obtained since December 31, 2008 which may impact the resource volumes stated above.”

Please:
•	Furnish to us the referenced GLJ Petroleum Consultants Ltd. engineering report;

We are providing GLJ’s reports on a supplemental basis.

•	Include a summary of the impact on your resource figures of the “Additional data from the drilling of the Antelope 1 well”;

We have not yet requested our independent resource evaluator, GLJ Petroleum Consultants, to update their assessment with the additional data from the Antelope 1 well and hence the impact upon our resource figures has not been determined. Our intention is to request GLJ to update their assessment based upon data derived from the Antelope 1 well, together with that derived from the Antelope 2 well, which is currently being drilled. The new assessment is expected to be available for inclusion in our Form 40-F for the year ended December 31, 2009.

•	Tell us the duration and total hydrocarbon recoveries of the production test(s) referenced on page 16, “382 mmscfpd of gas and associated condensate of approximately 5,000 bpd.” and include the day reports for the test period(s);

In preparation for the flow test conducted on March 2, 2009, several test runs were made through the 7” completion and 10” flare lines. These tests commenced on February 26 and five individual flows were performed. These flow tests were relatively short in duration and a total of 12.3 MMcf was produced with an estimated 160 barrels of condensate for all five flows. All of the hydrocarbons were flared during these flow tests. The flow tests were performed by SGS Australia Pty Ltd. The related flow spread sheets are being provided on a supplemental basis.

•	Furnish to us the gas analyses for the Antelope reservoir(s).

We are providing the results of detailed gas analyses for the Elk/Antelope reservoir completed to date on a supplemental basis.
As instructed, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the Form 40-F filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me if you have any further questions or require clarification of any of the responses set out above. I may be contacted on +61 7 4046 4605 but, in light of the time differences involved, it may be most convenient to contact me via email at collin.visaggio@interoil.com.
Yours sincerely,

Collin Visaggio
Chief Financial Officer